Exhibit 99.1

MDA Space Ltd.

Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(In millions of Canadian dollars)

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

For the three months ended March 31, 2026 and 2025

(In millions of Canadian dollars except per share figures)

		Three months ended	Three months ended
	Note	March 31, 2026	March 31, 2025
Revenue	4, 5	$464.1	$351.0

Cost of revenue
Materials, labour and subcontractors	6	(333.9)	(257.6)
Depreciation and amortization of assets	9, 10, 11	(15.0)	(13.7)
Gross profit		115.2	79.7

Operating expenses
Selling, general and administration	6	(30.2)	(23.4)
Research and development, net	6	(8.6)	(5.5)
Amortization of intangible assets	11	(30.5)	(11.6)
Share-based compensation	13	(5.8)	(3.9)
Operating income		40.1	35.3

Other income (expenses)
Gain (loss) on financial instruments		(0.4)	0.1
Foreign exchange gain and other		8.4	13.1
Finance income		1.0	1.7
Finance costs		(6.4)	(4.9)
Share of loss of equity-accounted investee		(1.5)	—
Income before taxes		41.2	45.3

Income tax expense		(11.6)	(12.4)
Net income		29.6	32.9

Other comprehensive income
Gain (loss) on translation of foreign operations		3.2	(0.8)
Remeasurement loss on defined benefit plans		$(2.2)	(2.0)
Total comprehensive income		$30.6	$30.1

Earnings per share:
Basic	17	$0.23	$0.27
Diluted	17	0.22	0.26

Weighted-average common shares outstanding:
Basic	17	128,362,554	122,239,378
Diluted	17	132,699,391	127,589,192

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Financial Position

March 31, 2026

(In millions of Canadian dollars)

As at	Note	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash		$544.0	$152.0
Trade and other receivables		149.0	145.3
Unbilled receivables		207.4	187.5
Inventories	7	37.0	23.5
Income taxes receivable		56.4	52.9
Other current assets	8	46.7	53.3
		1,040.5	614.5
Non-current assets:
Property, plant and equipment	9	666.0	649.6
Right-of-use assets	10	111.1	114.5
Intangible assets	11	872.7	876.7
Goodwill	11	804.9	800.4
Equity-accounted investees		9.8	11.3
Deferred income tax assets		15.4	10.0
Other non-current assets	8	275.9	279.2
		2,755.8	2,741.7
Total assets		$3,796.3	$3,356.2

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		$458.6	$391.4
Income taxes payable		12.8	11.0
Contract liabilities		710.7	798.9
Current portion of net employee benefit payable		86.8	77.1
Current portion of lease liabilities	10	19.8	20.2
Other current liabilities		19.8	19.2
		1,308.5	1,317.8

Non-current liabilities:
Net employee defined benefit payable		23.2	23.4
Lease liabilities	10	116.2	118.9
Long-term debt	12	244.7	272.0
Deferred income tax liabilities		233.7	245.7
Other non-current liabilities		23.3	23.4
		641.1	683.4
Total liabilities		1,949.6	2,001.2
Shareholders' equity
Common shares		1,501.9	1,042.7
Contributed surplus		37.9	36.0
Accumulated other comprehensive income		30.1	29.1
Retained earnings		276.8	247.2
Total equity		1,846.7	1,355.0
Total liabilities and equity		$3,796.3	$3,356.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

For the three months ended March 31, 2026 and 2025

(In millions of Canadian dollars)

		Common Shares		Contributed	Accumulated other comprehensive	Retained	Total shareholders'
	Note	Number	Amount	Surplus	income	earnings	equity
As at January 1, 2026		126,321,001	$1,042.7	$36.0	$29.1	$247.2	$1,355.0
Share capital issued, net of costs	16	11,180,136	441.5	—	—	—	441.5
Share-based awards common shares issuance	13	1,158,258	11.4	(8.5)	—	—	2.9
Net income		—	—	—	—	29.6	29.6
Other comprehensive income		—	—	—	1.0	—	1.0
Equity-settled share-based compensation	13	—	—	4.3	—	—	4.3
Tax effect of costs on share capital issuance		—	6.3				6.3
Tax effect of share-based compensation		—	—	6.1	—	—	6.1
As at March 31, 2026		138,659,395	$1,501.9	$37.9	$30.1	$276.8	$1,846.7

As at January 1, 2025		121,531,699	$975.8	$38.0	$23.5	$138.7	$1,176.0
Share-based awards common shares issuance	13	1,141,051	15.6	(6.9)	—	—	8.7
Net income		—	—	—	—	32.9	32.9
Other comprehensive income		—	—	—	(2.8)	—	(2.8)
Equity-settled share-based compensation	13	—	—	2.8	—	—	2.8
Tax effect of share-based compensation		—	—	(2.4)	—	—	(2.4)
As at March 31, 2025		122,672,750	$991.4	$31.5	$20.7	$171.6	$1,215.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2026 and 2025

(In millions of Canadian dollars)

	Note	Three months ended March 31, 2026	Three months ended March 31, 2025
Cash flows from operating activities
Net income		$29.6	$32.9
Items not affecting cash:
Income tax expense		11.6	12.4
Depreciation of property, plant, and equipment	9	8.7	7.0
Depreciation of right-of-use assets	10	3.7	3.3
Amortization of intangible assets	11	33.8	15.0
Equity-settled share-based compensation	13(a)	4.3	2.8
Investment tax credits accrued		(10.6)	(8.0)
Finance costs, net		5.4	3.2
Loss (gain) on financial instruments		0.4	(0.1)
Share of loss of equity-accounted investee	15	1.5	—
Loss on buy-out of pension liability		0.3	—
Changes in operating assets and liabilities	19	(21.4)	195.8
		67.3	264.3
Interest paid		(2.3)	(2.3)
Income tax (paid) received, net		(4.1)	5.0
Net cash generated in operating activities		60.9	267.0

Cash flows from investing activities
Purchases of property and equipment	9	(67.2)	(39.8)
Purchases/development of intangible assets	11	(21.3)	(21.9)
Proceeds from disposal of assets		—	0.2
Proceeds from disposal of equity securities		9.4	—
Net cash used in investing activities		(79.1)	(61.5)

Cash flows from financing activities
Proceeds from senior credit facility		95.0	—
Repayments of senior credit facility		(125.0)	—
Payment of lease liability (principal portion)	10	(3.0)	(2.4)
Proceeds from share issuance, net of transaction costs		441.5	—
Proceeds from stock options exercised		2.9	8.7
Net cash generated in financing activities		411.4	6.3

Net increase in cash		393.2	211.8
Net foreign exchange difference on cash		(3.9)	(2.2)
Cash, beginning of period prior to restatement for IFRS 9
amendments		152.0	166.7
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	3	2.7	—
Cash, end of period		$544.0	$376.3

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

1.	Nature of operations

MDA Space Ltd. and its subsidiaries (collectively “MDA Space” or the “Company”) is a trusted mission partner of leading-edge space missions. The Company’s recognized engineering capabilities, portfolio of space technologies, and space mission expertise make it a trusted partner of choice for a broad range of customers worldwide. The Company leverages its capabilities to enable next generation space exploration and infrastructure, space-based communication, and both earth and space observation missions. The Company’s space technology solutions and services enable governments and businesses to develop and operate critical space infrastructure used for exploration and space-based science, to research, develop and operate space-based communications supporting our connected world, and to monitor global activities including climate change, illegal and unregulated fishing, and detection of oil spills. The Company’s technologies and solutions are also deployed for defence and intelligence applications and space observation missions. MDA Space operates across three business areas: Satellite Systems, Robotics & Space Operations, and Geointelligence, with facilities and sites in Canada, United Kingdom, United States and Israel. The Company collaborates and partners with governments and space agencies, commercial space companies and defence and aerospace prime contractors in the space industry.

MDA Space Ltd. was incorporated pursuant to a series of legal entity restructuring. On April 8, 2020, Neptune Acquisition Inc. (“NAI”), an affiliate of Northern Private Capital Ltd. purchased 100% of the equity interest in MDA GP Holdings Ltd., MDA Systems Inc., and Maxar Technologies ULC from Maxar Technologies Inc. The consideration for this transaction was $1 billion. Immediately after closing, NAI amalgamated with Maxar Technologies ULC and changed its name to Neptune Operations Ltd. (“NOL”). On June 2, 2020, Neptune Acquisition Holdings Inc. (“NAHI”) was formed under the laws of the Province of Ontario and became the parent of its wholly owned subsidiary NOL. In March 2021, NAHI changed its name to MDA Ltd., and again to MDA Space Ltd. in April 2024.

MDA Space Ltd. is incorporated and domiciled in Canada, with its head office located at 7500 Financial Drive, Brampton, Ontario L6Y 6K7, Canada. MDA Space’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol “MDA”.

2.	Basis of preparation

(a)	Statement of compliance

These accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation as those used in the preparation of the consolidated financial statements for the year ended December 31, 2025 were followed in the preparation of these interim condensed consolidated financial statements, except as described in note 3. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

The unaudited interim condensed consolidated financial statements were approved by the Board of Directors of MDA Space on May 6, 2026.

(b)	Basis of measurement

The interim condensed consolidated financial statements are presented in Canadian dollars, the Company’s functional currency.

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for pension plan assets and liabilities and the following assets and liabilities which are measured at fair value: financial instruments at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”), derivative financial instruments, and initial recognition of assets acquired and liabilities assumed in a business combination. Pension plan assets and liabilities are recognized as the present value of the defined benefit obligation net of the fair value of the plan assets.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

(c)	Seasonality

The Company’s operations historically have not experienced seasonality. However, the Company’s results period over period are affected by its stage in the work in progress in each of its long-term contracts. Therefore, the results of operations over a given interim period may not be indicative of full fiscal year results.

(d)	Critical accounting estimates and judgments

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim condensed consolidated financial statements are described in the Company’s consolidated financial statements for the year ended December 31, 2025.

3.	Changes in accounting policies and accounting pronouncements

Amendments of IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

IASB has amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the timing in the recognition and derecognition of financial assets and the settlement of financial liabilities. These amendments change the timing of recognition or derecognition of financial assets or liabilities from the payment initiation date to the settlement date. Any derecognition of liability earlier than the settlement date would be subject to certain criteria being met, and only applicable to financial liabilities settled using an electronic payment system. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The application of these amendments resulted in a $2.7 increase in cash and increase in accounts payable and accrued liabilities at January 1, 2026 on the interim condensed consolidated statement of financial position.

Forthcoming Issuance of IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1, Presentation of Financial Statements

IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the interim condensed consolidated financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently assessing the impact of adopting IFRS 18.

4.	Revenue from contracts with customers

Disaggregation of revenue from contracts with customers by business areas are presented in the table below:

	Three months ended March 31,	Three months ended March 31,
	2026	2025
Business Areas
Satellite systems	$313.1	$222.0
Robotics and space operations	91.6	77.3
Geointelligence	59.4	51.7
	$464.1	$351.0

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

5.	Geographic information

Segmented information is reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”), and reflects the way the CODM evaluates performance of, and allocates resources within, the business. The Company operates substantially all its activities in one reportable segment, which includes the Geointelligence, Robotics and Space Operations and Satellite Systems operating segments. The reportable segment earns revenue by providing space solutions to customers in a similar market and is managed by the CODM.

Revenues are attributed to geographical regions based on the location of customers as follows:

	Three months ended March	Three months ended March
	31, 2026	31, 2025
Revenue
Canada	$312.8	$232.5
United States	125.9	96.6
Europe	18.4	12.9
Asia and Middle East	6.3	8.5
Other	0.7	0.5
	$464.1	$351.0

The Company’s property, plant and equipment, right-of-use assets, intangible assets and goodwill are attributed to geographical regions based on the location of the assets as follows:

	March 31, 2026	December 31, 2025
Canada	$2,365.3	$2,357.7
Other	89.4	83.5
	$2,454.7	$2,441.2

6.	Cost of revenue and operating expenses

The following table shows the breakdown of materials, labour and subcontractors costs included in cost of revenue:

	Three Months Ended March	Three months ended March
	31, 2026	31, 2025
Labour, materials and other	$174.7	$135.9
Subcontractors	167.0	129.9
Investment tax credits recognized	(7.8)	(8.2)
	$333.9	$257.6

The following tables show the breakdowns of selling, general and administration expenses and research and development, net included in operating expenses:

	Three Months	Three months
	Ended March	ended March
	31, 2026	31, 2025
Selling, general and administration
General and administration	$18.4	$13.5
Selling and marketing	11.8	9.9
	$30.2	$23.4
Research and development, net
Research and development expense	$14.3	$9.6
Research and development expense recovery	(5.7)	(4.1)
	$8.6	$5.5

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

7.	Inventories

	March 31, 2026	December 31, 2025
Raw materials	$17.4	$15.7
Work in progress	16.9	6.4
Finished goods	3.7	2.4
Provisions	(1.0)	(1.0)
	$37.0	$23.5

During the three months ended March 31, 2026 and 2025, no write-downs to net realizable value were recognized.

8.	Other assets

	Note	March 31, 2026	December 31, 2025
Prepaid expenses and advances to suppliers		$127.8	$125.2
Investment tax credits receivable		142.7	146.7
Investment in equity securities	14	9.9	17.7
Derivative financial assets	14	21.9	22.0
Pension plan assets		10.7	15.4
Long-term unbilled receivable		6.9	2.9
Other		2.7	2.6
		$322.6	$332.5
Current portion		$46.7	$53.3
Non-current portion		$275.9	$279.2

9.	Property, plant and equipment

	Land, buildings and leasehold		Furniture, fixtures and computer	Capital in
	improvements	Equipment	hardware	progress	Total
Cost
As at December 31, 2025	$200.7	$75.9	$52.2	$405.6	$734.4
Additions	1.8	1.9	2.5	18.9	25.1
Transfers	16.0	21.1	2.1	(39.2)	—
Effect of movements in exchange rates	—	—	—	—	—
As at March 31, 2026	$218.5	$98.9	$56.8	$385.3	$759.5
Accumulated depreciation
As at December 31, 2025	$(28.7)	$(30.0)	$(26.1)	—	$(84.8)
Depreciation expense	(2.5)	(3.6)	(2.6)	—	(8.7)
As at March 31, 2026	(31.2)	(33.6)	(28.7)	—	(93.5)
Net book value
As at December 31, 2025	$172.0	$45.9	$26.1	$405.6	$649.6
As at March 31, 2026	$187.3	$65.3	$28.1	$385.3	$666.0

Depreciation expense included in cost of revenue for the three months ended March 31, 2026 is $8.3 (three months ended March 31, 2025 - $7.0). Depreciation expense relating to all other property, plant and equipment of $0.4 (three months ended March 31, 2025 - nil) is included in operating expenses.

As at March 31, 2026, the Company is committed under legally enforceable agreements for purchases relating to property, plant and equipment of $65.8 in 2026 and $0.6 in 2027.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

10.	Leases

The Company has lease contracts for buildings and equipment used in its operations. Leases of buildings generally have lease terms between 5 and 20 years, while equipment generally have lease terms between 1 and 5 years.

(a)	Right-of-use assets

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Buildings	Equipment	Total
As at December 31, 2025	$112.3	$2.2	$114.5
Additions	0.2	—	0.2
Depreciation expense	(3.3)	(0.4)	(3.7)
Effect of movements in exchange rates	0.1	—	0.1
As at March 31, 2026	$109.3	$1.8	$111.1

Depreciation expense included in cost of revenue for the three months ended March 31, 2026 is $3.3 (three months ended March 31, 2025 - $3.3). Depreciation expense of $0.4 is included operating expenses (three months ended March 31, 2025 - nil)

(b)	Lease Liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period:

Lease liabilities
As at December 31, 2025	$139.1
Additions	0.2
Accretion of interest	2.3
Payments	(5.6)
As at March 31, 2026	$136.0

Accretion of interest is included in finance costs in the interim condensed consolidated statement of comprehensive income.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

11.	Intangible assets and goodwill

	Goodwill	Proprietary technologies	Contractual backlog	Customer relationships	MDA trademark	Software	Total
Cost
As at December 31, 2025	$800.4	$672.4	$41.0	$458.5	$25.6	$55.1	$2,053.0
Additions	—	$25.5	—	—	—	1.0	26.5
Effect of movements in exchange rates	4.5	4.0	—	—	—	—	8.5
As at March 31, 2026	$804.9	$701.9	$41.0	$458.5	$25.6	$56.1	$2,088.0
Accumulated amortization
As at December 31, 2025	$—	$(106.2)	$(41.0)	$(186.3)	$(7.3)	$(35.1)	$(375.9)
Amortization expense	—	(23.2)	—	(8.1)	(0.3)	(2.2)	(33.8)
Effect of movements in exchange rates	—	(0.7)	—	—	—	—	(0.7)
As at March 31, 2026	$—	$(130.1)	$(41.0)	$(194.4)	$(7.6)	$(37.3)	$(410.4)
Net book value
As at December 31, 2025	$800.4	$566.2	$—	$272.2	$18.3	$20.0	$1,677.1
As at March 31, 2026	$804.9	$571.8	$—	$264.1	$18.0	$18.8	$1,677.6

For the three months ended March 31, 2026, the amortization expense related to a portion of proprietary technologies and software of $3.4 (three months ended March 31, 2025 - $3.4) is included in cost of revenue. For the three months ended March 31, 2026, the amortization expense related to all other intangible assets of $30.5 (three months ended March 31, 2025 - $11.6) is included in operating expenses.

As at March 31, 2026, the Company is committed under legally enforceable agreements for purchases relating to intangible assets of $0.8 in 2026 and $0.1 in 2027.

12.	Long-term debt

(a)	Senior revolving credit facility

As at March 31, 2026, the Company through its wholly owned subsidiary NOL had borrowings of nil (December 31, 2025 - $30.0) under the senior revolving credit facility. This facility bears interest at the bank’s prime rate or alternate base rate Canada plus an applicable margin of 45 to 150 basis points (“bps”) or CORRA plus an applicable margin of 145 to 250 bps, based on the Company’s total debt to EBITDA ratio.

The Company also had $0.7 letters of credit at March 31, 2026 (December 31, 2025 - $0.7), bearing an applicable margin of 97 bps plus a fronting fee of 25 bps.

(b)	Senior unsecured notes

The Company has senior unsecured notes (“Notes”), with an aggregate principal amount of $250.0 due December 23, 2030. The notes bear interest of 7.00% per annum, payable semi-annually in arrears. The Company has a number of early redemption options at various exercise prices ranging from 100% to 107%.

As at March 31, 2026, the notes are recorded at a carrying value of $244.7 on the interim condensed consolidated statement of financial position. The redemption options are bifurcated and recognized at fair value through profit loss and are separately discussed in note 14.

(c)	Security and guarantees

The senior revolving credit facility is guaranteed by all subsidiaries of NOL other than certain excluded subsidiaries (immaterial subsidiaries, non-wholly owned subsidiaries and minority shareholding entities) and secured by all of the present and future assets, property and undertakings of NOL and its subsidiary guarantors, as well as a limited recourse guarantee and pledge of NOL from the Company.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

The Company must satisfy certain financial covenants as defined by the credit agreement, including the following:

•	The Company is required to maintain an interest coverage ratio of at least 3.0 to 1 at all times

•	The Company is required to maintain a specified total debt to EBITDA ratio of less than or equal to 4.0 to 1 at all times

•	The Company is required to maintain a senior secured leverage covenant of less 3.0 to 1 at all times

The Investissement Québec Forgivable Loan (note 18) is guaranteed by the same security as noted above for the senior revolving credit facility, albeit on a subordinated basis. The Company must satisfy the same financial covenants as defined by the senior revolving credit facility.

As at March 31, 2026, the Company was in compliance with these covenants.

(d)	Interest expense on long-term debt

Interest expense on the Company’s long-term debt for the three months ended March 31, 2026 is $5.3 (three months ended March 31, 2025 - $0.1). This amount is included in finance costs in the interim condensed consolidated statement of comprehensive income.

Interest expense is net of the expense capitalized on certain qualifying assets that take a substantial period of time to prepare for their intended use. Capitalized interest is a component of both property, plant and equipment and intangible assets. The capitalization for the three months ended March 31, 2026 is $3.4 (three months ended March 31, 2025 - nil). The capitalization rate used to capitalize interest was 6.71% (three months ended March 31, 2025 - nil).

13.	Share-based compensation

The Company has equity-settled and cash-settled share-based compensation plans.

(a)	Equity-settled share-based compensation plans

In 2021, the Company established an Omnibus Long-term Incentive Plan (“Omnibus Plan”). The Omnibus Plan is a share-based plan, under which the Company receives services from directors and employees as consideration for equity instruments of the Company. The Company can issue stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”) pursuant to the terms and conditions of the Omnibus Plan and the related award agreements entered into thereunder.

Stock Options

The Company did not grant any stock options during the three months ended March 31, 2026. The existing granted stock options have graded vesting schedules ranging from 3 to 4 years from the grant date. Vesting is conditional on continuous employment from the grant date to the vesting date. The stock options have a maximum term of 10 years.

The stock options are measured at fair value using the Black-Scholes option pricing model on the grant date and subsequently expensed on a graded basis over the vesting period. The amount expensed for the three months ended March 31, 2026 was $0.1 (three months ended March 31, 2025 - $0.2).

DSUs

The Company has offered DSUs to its independent directors since 2022, entitling them to receive all or a portion of their annual compensation in the form of DSUs in place of cash. The DSUs vest immediately upon grant and are equity-settled, entitling participants to receive one common share for each DSU. The amount expensed for the three months ended March 31, 2026 is $0.4 (three months ended March 31, 2025 - $0.4).

RSUs and PSUs

The Company grants RSUs and PSUs to eligible employees. The RSUs vest over 1 to 3 years in annual installments from the grant date. Vesting is conditional on continuous employment from the grant date to the vesting date. The PSUs vest over 3 years from the grant date and vesting is conditional on meeting performance targets and continuous employment. The amounts expensed for the three months ended March 31, 2026 are $3.8 (three months ended March 31, 2025 - $2.2).

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

Award units continuity - Stock Options, DSUs, RSUs and PSUs

The table below shows the movement in the award units outstanding over the three months ended March 31, 2026:

	Stock Options	DSUs	RSUs	PSUs
As at January 1, 2026	3,482,557	305,129	998,587	550,787
Granted	—	18,556	346,582	143,033
Forfeited/Cancelled	—	—	(20,147)	—
Exercised/Converted	(280,892)	—	(446,892)	(215,237)
As at March 31, 2026	3,201,665	323,685	878,130	478,583

(b)	Cash-settled share-based compensation plan

In 2024, the Company established an employee share purchase plan (“ESPP”). The ESPP is a cash-settled share- based payment plan whereby employees of the Company can acquire common shares through regular payroll deductions. Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are restricted to a one-year holding period. The employees’ and Company’s contributions are remitted to an independent plan administrator, who is responsible for purchasing common shares on the market on behalf of the employees.

The amount expensed for the three months ended March 31, 2026 is $1.5 (three months ended March 31, 2025 - $1.1).

14.	Financial instruments and fair value disclosures

(a)	The classification of financial instruments and their carrying amounts are as follows:

	March 31, 2026	December 31, 2025
Financial assets (liabilities) measured at FVTPL
Derivative financial assets	$21.9	$22.0
Derivative financial liabilities	(5.0)	(2.2)
Investment in equity securities	9.9	17.7

Financial assets (liabilities) measured at amortized cost
Cash	$544.0	$152.0
Trade and other receivables	149.0	145.3
Unbilled receivables	207.4	187.5
Accounts payable and accrued liabilities	(458.6)	(391.4)
Long-term debt	(244.7)	(272.0)

Derivative assets and investment in equity securities are included in other assets on the interim condensed consolidated statement of financial position, as presented in note 8. Derivative liabilities are included in other liabilities.

(b)	Fair value of financial instruments:

The table below shows the fair values of financial instruments along with their levels in the fair value hierarchy. It does not include fair values of those financial instruments measured at amortized cost for which the carrying amount is a reasonable approximation of fair value, which includes cash, trade and other receivables, unbilled receivables, accounts payable and accrued liabilities, and non-trade payables.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

	March 31, 2026						December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	$—	$20.0	$1.9	$21.9	$—	$21.1	$0.9	$22.0
Investment in equity securities	—	9.9	—	9.9	7.9	9.8	—	17.7
Liabilities
Derivative financial instruments	$3.0	$2.0	$—	$5.0	$0.1	$2.1	$—	$2.2
Long-term debt	$—	$258.8	$—	$258.8	$—	$280.0	$—	$280.0

Over the three months ended March 31, 2026, no transfers occurred between levels of the fair value hierarchy.

Level 1:

The Company mitigates its foreign exchange risk by reducing mismatches between currencies in its foreign currency revenue contracts and the related purchase contracts to create natural economic hedges. The Company also utilizes foreign exchange forward contracts to supplement its natural hedge strategy, where needed, to further reduce the exposure arising from expected foreign currency denominated cash flows. The term of the foreign exchange forward contracts can range from less than one month to several years. At March 31, 2026, the Company had outstanding foreign exchange forward contracts reported in level 1 derivative financial instruments. The Company does not enter into foreign exchange forward contracts for trading or speculative purposes and does not have any qualifying hedges for accounting purposes.

Level 2:

Level 2 derivative financial instruments comprise foreign exchange embedded derivatives within revenue and purchase contracts. The Company determines the fair value of its derivative financial instruments based on management estimates and observable market-based inputs. Management estimates include assumptions concerning the amount and timing of estimated future cash flows. Observable market-based inputs are sourced from third parties and include currency spot and forward rates.

Level 2 investment in equity securities comprise a 0.8% equity ownership in a private foreign company purchased in USD. The Company determines the fair value based on the value per share of the same class of shares issued to investors as this company is still in its growth phase. Market-based inputs include currency spot rates, and non- market-based inputs are sourced from the investee.

Level 2 long-term debt comprise the senior credit facility and senior unsecured notes discussed in note 12. The fair value of the senior credit facility approximates its book value and is determined using a present value of future cash flows model. The fair value of the senior unsecured notes is determined using the quoted prices of an identical asset in an inactive market.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

Level 3:

The embedded derivative redemption feature as part of the senior unsecured notes is classified as a Level 3 security. The fair value change on this instrument was recorded in the interim condensed consolidated statement of comprehensive income. Below is the reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

Embedded derivative
asset (Level 3)
As at January 1, 2025	$—
Additions	0.8
Unrealized gain on financial instruments	0.1
As at December 31, 2025	$0.9
Unrealized gain on financial instruments	1.0
As at March 31, 2026	$1.9

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at March 31, 2026 and December 31, 2025 are shown below:

Security	Valuation technique	Significant unobservable	Input	Amount
Embedded derivative asset	Income approach - Callable bond model	Credit spread	March 31, 2026: 3.56%	March 31, 2026: 0.25% increase or decrease in the credit spread would result in a decrease of fair value by $0.4, and an increase of fair value by $0.5, respectively.
		Credit spread	December 31, 2025: 3.96%	December 31, 2025: 0.25% increase or decrease in the credit spread would result in a decrease of fair value by $0.2, and an increase of fair value by $0.3, respectively.

15.	Equity-accounted investees

The below table shows a breakdown of equity-accounted investees:

	March 31, 2026	December 31, 2025
Interest in Maritime Launch Services Inc.	8.5	10.0
Interest in Jet Talk Limited	1.3	1.3
	$9.8	$11.3

On November 3rd, 2025, the Company made an investment of $10.0 in Maritime Launch Services Inc. (“Maritime Launch”). The Company owns less than 20% of the equity interests and voting rights, but the Company has determined that it has significant influence due to meaningful representation on the Board of Directors of the associate. Consequently, the investment in Maritime Launch is accounted for in accordance with the equity method under IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). The total comprehensive loss proportionate to the Company’s ownership of $1.5 has been recognized into share of loss of equity-accounted investee in the statement of interim condensed consolidated statement of comprehensive income. Maritime Launch reported no other comprehensive income or loss for the period.

The Company has a 51% ownership interest in Jet Talk Limited joint venture (“Jet Talk”), but no unilateral influence over all of the investee’s most relevant operations and hence the Company has no control over the investee. Consequently, the investment in Jet Talk is accounted for in accordance with the equity method under IAS 28. There is no amount of total comprehensive income to be recognized for the period.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

16.	Share Capital

In March 2026, the Company completed its initial public offering in the United States and listing of its Common Shares on the New York Stock Exchange. A total of 9,836,065 common shares were issued and sold at a price of US$30.50 per share. The underwriters further exercised their over-allotment option to purchase an additional 1,344,071 common shares for the same price per share. Total proceeds of $466.5 were received prior to transaction costs. Transaction costs of $25.0 were incurred and have been recorded as a reduction of Common Shares, for net proceeds of $441.5.

The Company also issued shares in conversion of share-based awards to common shares described in note 13.

All issued common shares are fully paid.

17.	Earnings per share

The following table reflects the net income and share data used in the basic and diluted earnings per share calculations:

	Three months ended March 31, 2026	Three months ended March 31, 2025
Net income	$29.6	$32.9

Weighted average shares outstanding – basic	128,362,554	122,239,378
Adjustments for
Employee stock options	2,305,033	3,922,305
Trustee shares	—	18,004
DSUs	307,288	266,146
RSUs and PSUs	1,724,516	1,143,359

Weighted average shares outstanding – diluted	132,699,391	127,589,192

Basic earnings per share	$0.23	$0.27
Diluted earnings per share	0.22	0.26

At March 31, 2026, 517,138 RSUs and PSUs (March 31, 2025 - no material items) were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

18.	Government assistance

(a)	Investment tax credits

During the three months ended March 31, 2026, the Company recognized investment tax credits of $10.6 (three months ended March 31, 2025 - $8.4) as a reduction in cost of materials, labour and subcontractors, and research and development, net, on the interim condensed consolidated statement of comprehensive income.

As at March 31, 2026, the Company has investment tax credits of approximately $188.4 million available to offset future Canadian Federal and Provincial income taxes payable which expire between 2030 and 2046. Investment tax credits are only recognized in the interim condensed consolidated financial statements when the recognition criteria have been met as described in note 3(q) of the Company’s consolidated financial statements for the year ended December 31, 2025. Investment tax credits that are expected to be realized within 12 months are classified as current; investment tax credits that are expected to be realized beyond 12 months are classified as non-current.

(b)	Long-Term Economic Benefits to Province of Ontario Grant (the “Ontario Grant”):

The Ontario Grant was awarded to the Company in March 2022 by the Minister of Economic Development, Job Creation and Trade to encourage investment in Ontario, which will benefit Ontario’s economic growth. Under this grant agreement, the Ontario Government will fund 24.74% of eligible spending to a maximum of $25.0, conditional on the Company investing a minimum of $101.0 in eligible project expenditures. The Company uses the funding received under the grant towards the building of its centre of control and excellence in Brampton, Ontario, as well as development of proprietary technology. For the three months ended March 31, 2026, the Company has not recorded any recoveries and has not received any proceeds related to this grant (three months ended March 31, 2025 - nil).

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

(c)	Investissement Québec Forgivable Loan (the “IQ Loan”):

The Company entered into a definitive agreement with Investissement Québec in respect of the IQ Loan in February 2025. The forgivable loan, in an amount up to $75.0 is intended to support with infrastructure projects and the expansion of development capabilities to design and produce satellites at the Company's facilities in Québec. The loan will be forgiven if certain requirements related to these projects are met. For the three months ended March 31, 2026, the Company has recorded recoveries of $0.7 against cost of revenues, $1.1 against long-term assets and has not received any proceeds in connection with the IQ Loan (three months ended March 31, 2025 - nil).

19.	Supplementary cash flow information

The table below provides changes in operating assets and liabilities:

	Three months ended March	Three months ended March
	31, 2026	31, 2025
Trade and other receivables	$0.1	$(3.1)
Unbilled receivables	(23.9)	(18.6)
Inventories	(13.5)	(4.3)
Prepaid expenses and advances to suppliers	(2.9)	16.1
Other assets	3.0	(10.2)
Trade and other payables	96.6	34.3
Contract liabilities	(88.2)	177.0
Employee benefits	11.0	5.7
Other liabilities	(3.6)	(1.1)
	$(21.4)	$195.8